January 20, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Russell Mancuso

Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Westport Innovations Inc.
Amendment No. 1 to Registration Statement on Form F-4
Filed December 28, 2015
File No. 333-207523

Dear Mr. Mancuso:

On behalf of Westport Innovations Inc., an Alberta, Canada corporation (“Westport”), please find below Westport’s responses to the comment letter sent to Mr. Ashoka Achuthan, the Chief Financial Officer of Westport, dated January 11, 2016, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the above-referenced registration statement.

Where indicated below, revisions have been included in Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form F-4 (the “Registration Statement”), which will be filed with the Commission via EDGAR during the week of January 25, 2016. For convenience, Westport will provide the Staff with five copies of Amendment No. 2, marked against Amendment No. 1 to the Registration Statement.

The numbered paragraphs in bold below set forth the Staff’s comments together with our responses.

Prospectus

1.	Please provide us your analysis of whether the compensation disclosure in your filing must be updated before this registration statement is declared effective. For guidance, please see the Division of Corporation Finance’s Regulation S-K Compliance and Disclosure Interpretation 217.11 available on the Commission’s website.

Response:

We acknowledge the Staff’s comment and the Division of Corporation Finance’s Regulation S-K Compliance and Disclosure Interpretation 217.11 (the “C&DI”), which states in pertinent part as follows: “A caller inquired whether a filing that is made on January 2 must include compensation for the previous year ended December 31 when compensation information may not be incorporated by reference into the filing. The Division staff’s position is that compensation must be included for such year because registrants should have those numbers available.” With respect to the registrant, we respectfully submit that Westport is a foreign private issuer that meets the requirements for use of Form F-3. Form F-4 permits a registrant that meets the requirements of Form F-3 to incorporate by reference certain information required to be disclosed in a registration statement on Form F-4, including compensation disclosure. Furthermore, Westport has incorporated by reference in the Registration Statement the detailed compensation information included in its latest annual report as well as its management information circular (its home country proxy statement equivalent). Accordingly, because (i) Westport is permitted to incorporate by reference compensation disclosure in the Registration Statement, and (ii) the C&DI addresses a filing that does not permit compensation information to be incorporated by reference into the filing, we respectfully submit that the C&DI does not apply in respect of Westport’s compensation disclosure included in the Registration Statement.

In addition, the only compensation information required to be disclosed by the company to be acquired, Fuel Systems Solutions, Inc. (“Fuel Systems”) relates to two current directors, Troy A. Clarke and Colin Johnston, who will, upon completion of the proposed merger, continue as directors of the combined company. Mariano Costamagna, a current Fuel Systems director, will also continue as a director of the combined company; however, he did not receive director compensation from Fuel Systems in 2015. Fuel Systems does not believe that the director compensation information disclosed needs to be updated. Furthermore, Fuel Systems respectfully submits that the disclosures included in Fuel Systems’ Definitive Proxy Statement filed April 14, 2015, which is included as Annex H to the proxy/prospectus and is incorporated by reference into the Form F-4, includes a detailed list of the fees directors are eligible to earn for services. There were no material amendments to the fees Fuel Systems’ directors could earn in 2015.

U.S. Federal Income Tax Considerations, page S-4

2.	We note your revisions in response to prior comment 1; however, the reasons for the uncertainty remain unclear. If the only uncertainty relates to the effect of Section 367(a)(1), it is unclear why the first word of the fourth paragraph of this section suggests there remains uncertainty about the tax-free status under Section 368(a) even assuming away the Section 367(a)(1) issue. Please revise to clarify.

Response:

We have revised Exhibit 8.1 to the Registration Statement to reflect Skadden, Arps, Slate, Meagher & Flom LLP’s opinion, based on certain assumptions and representations as set forth therein, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code (the “Code”), and we have revised the disclosure to inform shareholders that such opinion has been issued to Fuel Systems. In addition, we have revised the summary and “U.S. Federal Income Tax Considerations” sections to clarify that the uncertainty in respect of tax-free reorganization treatment for U.S. federal income tax purposes is the application of Section 367(a)(1) of the Code. Specifically, among other revisions, we have deleted (i) the phrase referenced in comment 2 (“If the merger qualifies as a reorganization under Section 368(a) of the Code…”) and (ii) the section of the Registration Statement discussing the U.S. federal income tax consequences of the merger failing to qualify as a reorganization under Section 368(a). The foregoing revisions have been included as Annex A hereto.

Thank you for your consideration. Should you have any questions about the foregoing, please do not hesitate to contact me at (212) 728-8535 or Matthew Haddad at (212) 728-8504.

Sincerely,

/s/ Matthew J. Guercio
Matthew J. Guercio, Esq.
Willkie Farr & Gallagher LLP

cc:	Via E-mail

Ashoka Achuthan (Westport Innovations Inc.)

Brian J. McCarthy, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)

Annex A

The merger is intended to qualify as a tax-free reorganization under Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended and in effect from time to time (the “Code”). Nevertheless, Section 367(a)(1) of the Code and the applicable Treasury Regulations thereunder (discussed in “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Fuel Systems Common Stock—Application of Section 367(a)(1)” beginning on page 70) will require U.S. stockholders to recognize gain, but not loss, realized upon the transfer of Fuel Systems common stock to Westport in exchange for Westport common shares in the merger unless certain requirements are met. One such requirement is that the value of Westport equal or exceed the value of Fuel Systems, as specifically determined for purposes of Section 367 of the Code, as of the closing date of the merger. This determination is based on facts that cannot be known with sufficient certainty until the closing date of the merger. In addition, the law in this area, particularly as applied to certain facts relating to Fuel Systems and Westport, is not well-established. Fuel Systems may seek a ruling from the IRS providing that the transfer of shares of Fuel Systems common stock to Westport by Fuel Systems stockholders qualifies for an exception to Section 367(a)(1). However, such ruling may not be issued and, if issued, will not be issued prior to the special meeting. Accordingly, U.S. holders of Fuel Systems common stock will not know the U.S. federal income tax consequences of the merger to them at the time they vote “for” or “against” the merger proposal.

If Section 367(a)(1) of the Code requires recognition of gain to U.S. holders of Fuel Systems common stock who transfer Fuel Systems common stock to Westport in exchange for Westport common shares in the merger, such a holder will generally recognize capital gain (but not loss) in an amount equal to the excess, if any, of the fair market value as of the closing date of the merger of any Westport common shares (including fractional shares) received in such exchange, over such holder’s tax basis in the Fuel Systems common stock surrendered in such exchange.

If ▼Section 367(a)(1) of the Code does not require recognition of gain to U.S. holders of Fuel Systems common stock who receive Westport common shares in the merger, then, except as described below with respect to a U.S. holder of Fuel Systems common stock that owns, directly or by attribution, 5% or more of the Westport common shares immediately after the consummation of the merger (a “5% U.S. Holder”), such a holder will not recognize any gain or loss with respect to Fuel Systems common stock exchanged therefor, other than with respect to any cash received in lieu of a fractional Westport common share. A 5% U.S. Holder that receives Westport common shares in the merger will generally qualify for the treatment described above only if the 5% U.S. Holder timely files a “gain recognition agreement,” as defined in applicable U.S. Treasury Regulations promulgated under Section 367(a) of the Code, with the U.S. Internal Revenue Service (the “IRS”).

For more information regarding the U.S. federal income tax consequences of the merger to U.S. holders of Fuel Systems common stock, see “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Fuel Systems Common Stock” beginning on page 69.

Certain Canadian Tax Consequences of the Merger (See Page 76)

Generally, a holder of Fuel Systems common stock who acquires Westport common shares under the merger and who is not, and is not deemed to be, resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”):

•	will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Fuel Systems common stock pursuant to the merger;

•	will be subject to Canadian withholding tax on any dividends paid or credited on Westport common shares acquired in connection with the merger, at a rate of 25% of the gross amount of any such dividends, unless a reduction in such rate of withholding is available under an applicable tax treaty or convention between Canada and the holder’s country of residence; and

S-5

Fuel Systems’ financial position and results of operations. In addition, Fuel Systems’ ability to use its NOL carryforwards will be dependent on its ability to generate taxable income. Some portion of the NOL carryforwards could expire before Fuel Systems generates sufficient taxable income.

The merger, together with other transactions, may result in an ownership change under Section 382 of the Code for Westport, potentially limiting the use of Westport’s NOL carryforwards in future taxable years for U.S. federal income tax purposes. These limitations may affect the timing of when these NOL carryforwards can be used which, in turn, may impact the timing of when cash is used to pay the taxes of Westport and have a negative impact on Westport’s financial position and results of operations. In addition, Westport’s ability to use its NOL carryforwards will be dependent on its ability to generate taxable income. Some portion of the NOL carryforwards could expire before Westport generates sufficient taxable income.

Section 367(a)(1) of the Code may result in your recognition of taxable gain (but not loss) in respect of the Fuel Systems common stock you exchange for Westport common shares in the merger. You will not know at the time of the special meeting, when you vote “for” or “against” the merger proposal, whether Section 367(a)(1) will require such recognition of taxable gain (but not loss).

The U.S. federal income tax consequences of the merger to U.S. holders of Fuel Systems common stock will be uncertain at the time of the special meeting, when you vote “for” or “against” the merger proposal.

The receipt of Westport common shares for Fuel Systems common stock pursuant to the merger ▼is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. Nevertheless, Section 367(a)(1) of the Code and the applicable Treasury Regulations thereunder provide that where a U.S. shareholder exchanges stock in a U.S. corporation for stock in a non-U.S. corporation in a transaction that would otherwise constitute a tax-free exchange, the U.S. shareholder is required to recognize gain, but not loss, realized on such exchange unless certain requirements are met.

While Westport and Fuel Systems generally expect such requirements to be met, one such requirement is that the value of Westport equal or exceed the value of Fuel Systems, as specifically determined for purposes of Section 367 of the Code, as of the closing date of the merger. In determining the value of Westport for these purposes, acquisitions of assets by Westport made outside of the ordinary course of business during the 36 months preceding the merger will be disregarded unless such acquisitions either (i) consist of interests in certain foreign corporations or partnerships, or (ii) do not consist of passive assets (including cash) and are not undertaken with a principal purpose of satisfying such requirement. In addition, the IRS has announced an intention to issue regulations effective prior to the date of the merger whereby, for purposes of determining the value of Fuel Systems, certain distributions made by Fuel Systems during the 36 months preceding the merger will be added back to the value of Fuel Systems for purposes of this requirement. Under such regulations, distributions (including share repurchases) made by Fuel Systems over the 36 months preceding the merger would be added back to the value of Fuel Systems to the extent that amounts distributed during a given year exceed 110 percent of the average amounts distributed over the 3 preceding years. Regulations addressing the specific method for determining the amount that would be added back for this purpose have not been issued. The determination of whether the value of Westport equals or exceeds the value of Fuel Systems for purposes of Section 367 of the Code is based on facts that cannot be known with sufficient certainty until the closing date of the merger. In addition, the law in this area, particularly as applied to certain facts relating to Fuel Systems and Westport, is not well-established. Fuel Systems may seek a ruling from the IRS providing that the transfer of shares of Fuel Systems common stock to Westport by Fuel Systems stockholders qualifies for an exception to Section 367(a)(1). However, such ruling may not be issued and, if issued, will not be issued prior to the special meeting. Accordingly, you will not know at the time of the special meeting, when you vote “for” or “against” the merger proposal, whether Section 367(a)(1) will require U.S. holders of Fuel Systems common stock to recognize gain (but not loss) upon the transfer of Fuel Systems common stock to Westport in exchange for Westport common shares in the merger.

28

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

A “Non-U.S. Holder” means a beneficial owner of Fuel Systems common stock or, after the completion of the merger, Westport common shares who is an individual, corporation, estate or trust, in each case, that is not a U.S. Holder.

If a partnership, including for this purpose any arrangement or entity that is treated as a partnership for U.S. federal income tax purposes, holds Fuel Systems common stock or, after the completion of the merger, Westport common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership for U.S. federal income tax purposes and the partners in such partnership are urged to consult their tax advisors about the U.S. federal income tax consequences of the merger and the ownership and disposition of the Westport common shares.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS OF FUEL SYSTEMS COMMON STOCK OR, AFTER THE COMPLETION OF THE MERGER, WESTPORT COMMON SHARES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND THE OWNERSHIP AND DISPOSITION OF WESTPORT COMMON SHARES TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES OF SUCH MATTERS ARISING UNDER THE U.S. FEDERAL TAX LAWS OTHER THAN THOSE PERTAINING TO INCOME TAX, INCLUDING ESTATE OR GIFT TAX LAWS, OR UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS OR UNDER ANY APPLICABLE INCOME TAX TREATY.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Fuel Systems Common Stock

The following discussion regarding the U.S. federal income tax consequences of the merger assumes that the merger will be consummated as described in the merger agreement and this proxy statement/prospectus.

The determination of the U.S. federal income tax consequences of the merger to U.S. Holders is subject to factual and legal uncertainties. U.S. Holders will not know at the time of the special meeting, when such holders vote “for” or “against” the merger proposal, whether such holders will be required to recognize taxable gain realized upon the transfer of Fuel Systems common stock to Westport in exchange for Westport common shares in the merger.

▼Fuel Systems has received an opinion from Skadden, Arps, Slate, Meagher & Flom LLP concurrently with the filing of this proxy statement/prospectus that, for U.S. federal income tax purposes, the receipt of Westport common shares for Fuel Systems common stock pursuant to the merger ▼will qualify as a reorganization within the meaning of Section 368(a) of the Code (subject to the application of Section 367(a)(1) of the Code, as discussed below under “—Application of Section 367(a)(1),” which may require U.S. Holders to recognize gain, but not loss, realized upon the transfer of Fuel Systems common stock to Westport in exchange for Westport common shares in the merger). The opinion is based on certain representations and assumptions regarding Fuel Systems, Westport and the merger, including that the merger will be consummated in accordance with the merger agreement and that such representations, and the facts existing on the date of this proxy statement/prospectus, continue to be true as of the closing date of the merger. However, ▼such opinion is not binding on the IRS or any court and does not preclude the IRS or a court from reaching a contrary conclusion. Therefore, while Fuel Systems believes that the merger will be treated as a reorganization under Section 368(a) of the Code (subject to the application of Section 367(a)(1) of the Code), no assurance can be provided that the IRS will agree with this conclusion.

70

Receipt of Westport Common Shares in a Section 368(a) Reorganization

If ▼Section 367(a)(1) of the Code does not require recognition of gain to U.S. Holders who receive Westport common shares in the merger, then, except as described below with respect to a U.S. Holder of Fuel Systems common stock that owns, directly or by attribution, 5% or more of the Westport common shares immediately after the merger (a “5% U.S. Holder”), the merger should have the following U.S. federal income tax consequences to you:

•	You will not recognize any gain or loss with respect to your Fuel Systems common stock (except with respect to cash received in lieu of a fractional Westport common share, as discussed below).

•	The aggregate tax basis of any Westport common shares you receive in exchange for your Fuel Systems common stock in the merger (including fractional shares for which cash is received, as discussed below) will be the same as the aggregate adjusted tax basis of your Fuel Systems common stock.

•	The holding period of any shares of Westport common shares you receive in the merger (including fractional shares for which cash is received, as discussed below) will generally include the holding period of the shares of Fuel Systems common stock you exchanged for such Westport common shares.

•	If you receive cash in lieu of a fractional Westport common share in the merger, you will be treated as having received such fractional share in the merger and then having received cash in redemption of such fractional share. You will generally recognize capital gain or loss equal to the difference between the amount of cash received with respect to such fractional share and the ratable portion of the adjusted tax basis of the Fuel Systems common stock surrendered that is allocated to the fractional share. Capital gain or loss will generally be long-term capital gain or loss if your holding period in the Fuel Systems common stock surrendered that is allocated to the fractional share is more than one year on the date of completion of the merger. The deductibility of capital losses is subject to limitations.

U.S. Holders should consult their own tax advisors about reporting requirements and information statements that could be applicable to the merger and any potential penalties associated with a failure to satisfy such requirements.

A 5% U.S. Holder that receives Westport common shares pursuant to the merger will generally qualify for the treatment described above only if the 5% U.S. Holder timely files a “gain recognition agreement,” as defined in applicable U.S. Treasury Regulations promulgated under Section 367(a) of the Code, with the IRS. A 5% U.S. Holder who fails to file a gain recognition agreement with the IRS will not qualify for the treatment described above, and instead will recognize gain (but not loss) in the merger in the amount, if any, by which the value of the Westport common shares (including fractional shares) received by the 5% U.S. Holder exceeds such holder’s adjusted tax basis in its Fuel Systems common stock exchanged therefor. Any gain so recognized would generally be treated as capital gain. Capital gains of non-corporate 5% U.S. Holders (including individuals) may be eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains if the U.S. Holder has held its Fuel Systems common stock for more than one year as of the closing date of the merger. Each such 5% U.S. Holder should consult its own tax advisor concerning the decision to file a gain recognition agreement, the procedures to be followed in connection with that filing, and other applicable considerations.

U.S. Federal Income Tax Considerations to U.S. Holders of Owning and Disposing of Westport Common Shares Received in the Merger

Taxation of Dividends and Other Distributions on Westport Common Shares

Subject to the passive foreign investment company rules discussed below, the U.S. dollar amount of the gross amount of any distribution Westport makes to you with respect to Westport common shares (including the amount of any taxes withheld therefrom) will generally be includible in your gross income, in the year actually or constructively received, as dividend income, but only to the extent that such distribution is paid out of Westport’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds Westport’s current and accumulated earnings and profits

70

Exhibit 8.1

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 300 SOUTH GRAND AVENUE
	LOS ANGELES, CALIFORNIA 90071-3144 TEL: (213) 687-5000 FAX: (213) 687-5600 www.skadden.com	FIRM/AFFILIATE OFFICES BOSTON CHICAGO HOUSTON NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON
Fuel Systems Solutions, Inc. 780 Third Avenue, 25th Floor New York, NY 10017	▼January ▼15▼, 2016	BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO

Re:	United States Federal Income Tax Considerations

Ladies and Gentlemen:

We have acted as counsel to Fuel Systems Solutions, Inc., a Delaware corporation (“Fuel Systems”), in connection with the Agreement and Plan of Merger, dated September 1, 2015 (the “Merger Agreement”), by and among Fuel Systems, Westport Innovations, Inc., an Alberta, Canada corporation (“Westport”), and Whitehorse Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of Westport (“Merger Sub”), pursuant to which Merger Sub will be merged with and into Fuel Systems, with Fuel Systems being the surviving corporation (the “Merger”). This opinion is being delivered in connection with the Registration Statement (File No. 333-207523) of Westport on Form F-4 filed on October 19, 2015, with the Securities and Exchange Commission, as amended and supplemented through the date hereof (the “Registration Statement”), and the related Proxy Statement/Prospectus, as amended and supplemented through the date hereof (the “Proxy Statement/Prospectus”) contained in the Registration Statement. Capitalized terms used herein but not defined shall have the meanings set forth in the Registration Statement and Proxy Statement/Prospectus.

In rendering the opinion set forth below, we have examined and relied upon, without independent investigation or verification, the accuracy and completeness of the facts, information, representations, covenants and agreements contained in originals or copies, certified or otherwise identified to our satisfaction, of (i) the Merger Agreement, (ii) the Registration Statement, (iii) the Proxy Statement/Prospectus and (iv) such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below. In our examination of documents, we have assumed that the parties thereto had the power, corporate or otherwise, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or otherwise, and the execution and delivery by such parties of

Fuel Systems Solutions, Inc.

such documents and the validity and binding effect thereof on such parties. In rendering our opinion, we have assumed that the transactions contemplated by the foregoing documents have been or will be consummated in accordance with the operative documents▼, none of the material terms or conditions contained therein will have been waived or modified in any respect prior to the effective time of the Merger, and such documents accurately reflect all agreements and understandings of the parties thereto. For purposes of our opinion, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, photostatic or electronic copies, and the authenticity of the originals of such latter documents. We have assumed that such documents, certificates, and records are duly authorized, valid, and enforceable. In addition, we have relied upon the accuracy and completeness of certain statements, representations, covenants and agreements made by Fuel Systems and Westport, including the accuracy and completeness of all representations and covenants set forth in the letters issued on the date hereof by an officer of Fuel Systems and an officer of Westport (the “Representation Letters”). For purposes of rendering our opinion, we have assumed that (i) such statements, representations, covenants and agreements are, and will continue to be, true and correct without regard to any qualification as to knowledge or belief and (ii) the Proxy Statement/Prospectus, the Merger Agreement and the Representation Letters accurately reflect all of the material facts relating to Fuel Systems and Westport. Our opinion assumes and is expressly conditioned on, among other things, the initial and continuing accuracy and completeness, through the effective time of the Merger and thereafter, of the facts, information, representations, covenants and agreements set forth in the documents referred to above and the statements, representations, covenants and agreements made by Fuel Systems, Westport and Merger Sub.

Our opinion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial decisions, published positions of the Internal Revenue Service (“IRS”), and such other authorities as we have considered relevant, all as in effect on the date of this opinion and all of which are subject to change or differing interpretations, possibly with retroactive effect. A change in the authorities upon which our opinion is based could affect the conclusions expressed herein. Moreover, there can be no assurance that our opinion will be accepted by the IRS or, if challenged, by a court.

Based upon the foregoing and subject to the assumptions, exceptions, limitations and qualifications set forth herein and in the Registration Statement under the heading “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Fuel Systems Common Stock,” we are of the opinion that under current United States federal income tax law, the Merger ▼will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Nevertheless, Section 367(a)(1) of the Code (as discussed in the Proxy Statement/Prospectus) will cause a U.S. Holder of Fuel Systems common stock to recognize gain (but not loss) upon the transfer of such stock to Westport in exchange for Westport common shares in the Merger unless such transfer qualifies for an exception to Section 367(a)(1). Whether such transfer will qualify for an exception to Section 367(a)(1) is a determination based on facts that cannot be known with sufficient certainty until the date the Merger is consummated. In addition, the application of Treasury Regulations under Section 367(a) and other rules applicable to such determination is subject to ambiguity in several respects. Accordingly, we are unable to opine as to the application of Section 367(a)(1) to the transfer of Fuel Systems common stock to Westport in the Merger.

Fuel Systems Solutions, Inc.

In accordance with the requirements of Item 601(b)(23) of Regulation S-K under the Securities Act, we hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the use of our name under the heading “Legal Matters” in the Registration Statement. In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder. This opinion is furnished to you solely for your benefit in connection with the filing of the Registration Statement and cannot be relied upon by any other person without our express written permission.

Except as set forth above, we express no other opinion. This opinion is being delivered prior to the consummation of the proposed Merger and therefore is prospective and dependent upon future events. No assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, or future factual developments, would not adversely affect the accuracy of the conclusions stated herein. This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments, any factual matters arising subsequent to the date hereof, or the impact of any information, document, certificate, record, statement, covenant, or assumption relied upon herein that becomes incorrect or untrue.

Very truly yours,

/s/ Skadden, Arps, Slate, Meagher & Flom LLP